Exhibit 99.1

EXECUTION VERSION

SUBSCRIPTION RECEIPT AGREEMENT

STANTEC INC.

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CIBC WORLD MARKETS INC.

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RBC DOMINION SECURITIES INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the Issue of Subscription Receipts

Dated: April 14, 2016

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Headings	6
1.3	References	6
1.4	Certain Rules of Interpretation	6
1.5	Day Not a Business Day	7
1.6	Applicable Law	7
1.7	Conflict	7
1.8	Currency	7
1.9	Severability	7

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS		7
2.1	Issue of Subscription Receipts	7
2.2	Payment Acknowledgement	7
2.3	Terms of Subscription Receipts	8
2.4	Fractional Subscription Receipts	8
2.5	Register for Subscription Receipts	8
2.6	Registers Open for Inspection	9
2.7	Receiptholder not a Shareholder	9
2.8	Subscription Receipts to Rank Pari Passu	9
2.9	Signing of Subscription Receipt Certificates	9
2.10	Authentication by the Subscription Receipt Agent	9
2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	10
2.12	Exchange of Subscription Receipt Certificates	10
2.13	Charges for Exchange	11
2.14	Transfer and Ownership of Subscription Receipts	11
2.15	Uncertificated Subscription Receipts and Global Subscription Receipts	12
2.16	Liquidation or Bankruptcy of the Company	14
2.17	Right of Rescission	14
2.18	Listing of Subscription Receipts	15

ARTICLE 3 ISSUANCE OF COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE		15
3.1	Notice of Release of Escrow Release Conditions	15
3.2	Release of Funds on Release Date	16
3.3	Issue of Common Shares and Payment	16
3.4	Payment on Termination	17
3.5	Cancellation of Surrendered Subscription Receipt Certificates	18

ARTICLE 4 INVESTMENT OF OFFERING PROCEEDS AND PAYMENT OF INTEREST		18
4.1	Investment of Offering Proceeds	18
4.2	Segregation of Offering Proceeds	19

ARTICLE 5 ADJUSTMENT OF SETTLEMENT NUMBER		19
5.1	Definitions and Interpretation	19
5.2	Adjustment of Settlement Number	19
5.3	Postponement of Subscription	21
5.4	Notice of Certain Events	22
5.5	Protection of Subscription Receipt Agent	22

ARTICLE 6 RIGHTS OF THE COMPANY AND COVENANTS		22
6.1	Optional Purchases by the Company	22
6.2	General Covenants of the Company	23
6.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification	23
6.4	Performance of Covenants by Subscription Receipt Agent	24

6.5	Accounting	24
6.6	Payments by Subscription Receipt Agent	24
6.7	Regulatory Matters	24

ARTICLE 7 ENFORCEMENT		25
7.1	Suits by Receiptholders	25
7.2	Immunity of Shareholders, etc.	25
7.3	Limitation of Liability	25

ARTICLE 8 MEETINGS OF RECEIPTHOLDERS		25
8.1	Right to Convene Meetings	25
8.2	Notice	25
8.3	Chairperson	26
8.4	Quorum	26
8.5	Power to Adjourn	26
8.6	Show of Hands	26
8.7	Poll and Voting	26
8.8	Regulations	27
8.9	Company and Subscription Receipt Agent may be Represented	28
8.10	Powers Exercisable by Extraordinary Resolution	28
8.11	Meaning of Extraordinary Resolution	29
8.12	Powers Cumulative	29
8.13	Minutes	30
8.14	Instruments in Writing	30
8.15	Binding Effect of Resolutions	30
8.16	Holdings by Company Disregarded	30

ARTICLE 9 SUPPLEMENTAL AGREEMENTS		30
9.1	Provision for Supplemental Agreements for Certain Purposes	30

ARTICLE 10 CONCERNING THE SUBSCRIPTION RECEIPT AGENT		31
10.1	Rights and Duties of Subscription Receipt Agent	31
10.2	Evidence, Experts and Advisers	32
10.3	Documents, Monies, etc. Held by Subscription Receipt Agent	33
10.4	Actions by Subscription Receipt Agent to Protect Interest	33
10.5	Subscription Receipt Agent not Required to Give Security	34
10.6	Protection of Subscription Receipt Agent	34
10.7	Replacement of Subscription Receipt Agent; Successor by Merger	34
10.8	Conflict of Interest	35
10.9	Acceptance of Appointment	35
10.10	Subscription Receipt Agent Not to be Appointed Receiver	36
10.11	Third Party Interests	36
10.12	Privacy	36
10.13	Anti-Money Laundering	37

ARTICLE 11 GENERAL		37
11.1	Notice to the Company, Subscription Receipt Agent and the Lead Underwriters	37
11.2	Notice to Receiptholders	39
11.3	Ownership and Transfer of Subscription Receipts	39
11.4	Evidence of Ownership	39
11.5	Release and Discharge of Agreement	40
11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	40
11.7	Subscription Receipts Owned by the Company or its Affiliates Certificate to be Provided	40
11.8	SEC Reporting Issuer Status	40

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11.9	Force Majeure	41
11.10	Tax Reporting	41
11.11	Effect of Execution	41
11.12	Time of Essence	41
11.13	Governing Law	41
11.14	Counterparts	41
11.15	English Language	42

SCHEDULE A – Form of Subscription Receipt Certificate		A-1
SCHEDULE B – Form of Irrevocable Direction		B-1
SCHEDULE C – Form of Closing Notice		C-1

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THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 14th day of April, 2016

AMONG:

STANTEC INC., a corporation existing under the laws of Canada (the “Company”)

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CIBC WORLD MARKETS INC. AND RBC DOMINION SECURITIES INC. (the “Lead Underwriters”) on their own behalf and on behalf of the underwriters who are party to the Underwriting Agreement providing for the purchase and sale of Subscription Receipts

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada having offices in, among other cities, Calgary, Alberta (the “Subscription Receipt Agent”)

WHEREAS the Company is proposing to issue and sell Subscription Receipts, each Subscription Receipt representing the right to receive one Common Share;

AND WHEREAS the Company is duly authorized to create and issue the Subscription Receipts;

AND WHEREAS the Company and the Lead Underwriters have agreed that:

(a)	the Offering Proceeds, less 50% of the Underwriters’ Fee, are to be delivered to and held by the Subscription Receipt Agent and invested in the manner set forth herein;

(b)	if the Release Time occurs on or before the Escrow Release Deadline each Receiptholder shall receive, without the payment of any additional consideration or further action by the Receiptholder, one Common Share for each Subscription Receipt held by the Receiptholder, plus an amount equal to the Subscription Receipt Adjustment Payment, if any, all in the manner set forth in Section 2.3; and

(c)	if there is a Termination Event, all of the issued and outstanding Subscription Receipts shall be automatically cancelled and each Receiptholder shall be entitled to receive an amount equal to the full Subscription Price in respect of each Subscription Receipt held, together with such Receiptholder’s pro rata share of the aggregate of the Earned Interest and Additional Interest;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Company with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are statements of fact made by the Company and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Acquisition” means the direct or indirect acquisition by the Company of MWH Global, Inc. as contemplated by the Acquisition Agreement;

(b)	“Acquisition Agreement” means the merger agreement dated March 29, 2016 among the Company, Mustang Acquisition, Inc. and MWH Global, Inc. providing for the direct or indirect acquisition by the Company of MWH Global, Inc.;

(c)	“Acquisition Closing Date” means the date of the closing of the Acquisition in accordance with the terms of the Acquisition Agreement;

(d)	“Additional Interest” means an amount equal to the interest or other income that would have been otherwise earned on 50% of the Underwriters’ Fee, as if such amount had been held in escrow as part of the Escrowed Funds and not paid to the Underwriters;

(e)	“Affiliate” has the meaning ascribed thereto in Section 4.1;

(f)	“Aggregate Subscription Receipt Adjustment Payment” means the aggregate of the Subscription Receipt Adjustment Payments for the Subscription Receipts;

(g)	“Agreement” means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(h)	“Authenticated” means: (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Subscription Receipt Agent; and (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipts as required by Section 2.5 are entered in the register of holders of Subscription Receipts; and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(i)	“Authorized Investments” has the meaning ascribed thereto in Section 4.1;

(j)	“Beneficial Owner” has the meaning ascribed thereto in Subsection 2.15(b);

(k)	“Book-Entry Only System” means the book-entry only system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(l)	“Business Day” means a day which is not Saturday or Sunday or a statutory holiday on which major Canadian chartered banks are open for business in Toronto, Ontario and Calgary, Alberta;

(m)	“Capital Reorganization” has the meaning ascribed thereto in Subsection 5.2(b);

(n)	“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

(o)	“Certificated Subscription Receipt” means a Subscription Receipt evidenced in writing substantially in the form of the certificate attached as Schedule “A” hereto;

(p)	“Common Shares” means the common shares in the capital of the Company;

(q)	“Closing Date” means the date of closing of the sale and issuance of the Subscription Receipts;

(r)	“Closing Notice” means the notice pursuant to Subsection 3.1(a) hereof, substantially in the form set forth in Schedule “C” hereto executed by the Company certifying that the Escrow Release Condition has been satisfied;

(s)	“Company” has the meaning ascribed thereto on page 1 of this Agreement;

(t)	“Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

(u)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Company, acceptable to the Subscription Receipt Agent, acting reasonably;

(v)	“Convertible Security” means a security of the Company (other than the Subscription Receipts) convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(w)	“Current Market Price” at any date, means the volume weighted average price per share at which the Common Shares have traded:

(i)	on the TSX;

(ii)	if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or

(iii)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive trading days ending the 5th trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of such Common Shares sold, or if the Common Shares are not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

(x)	“Designated Office” means the principal stock transfer office of the Subscription Receipt Agent from time to time in the City of Calgary;

(y)	“Earned Interest” means the interest or other income actually earned on the investment of the Escrowed Funds between the date hereof to, but not including, the date of the earlier to occur of the satisfaction of the Escrow Release Condition and a Termination Event;

(z)

“Escrow Release Condition” means, collectively, that (i) all conditions precedent to the completion of the Acquisition pursuant to the Acquisition Agreement (other than payment of the purchase price for the Acquisition) shall have been satisfied or waived; and (ii) the

Company has delivered to the Lead Underwriters, on behalf of the Underwriters, and to the Subscription Receipt Agent, a certificate confirming such satisfaction or waiver;

(aa)	“Escrow Release Deadline” means 5:00 p.m. (Edmonton time) on August 30, 2016;

(bb)	“Escrowed Funds” means an amount equal to the Offering Proceeds less an amount equal to 50% of the Underwriters’ Fee plus the Earned Interest thereon at any given time;

(cc)	“extraordinary resolution” has the meaning ascribed thereto in Section 8.11;

(dd)	“Global Subscription Receipt” means a Subscription Receipt Certificate that is issued to and registered in the name of CDS or its nominee pursuant to Section 2.15 hereof;

(ee)	“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership), the minimum number of the Subscription Receipt Agent’s internal procedures customary at such time for the entry, change or deletion made, to be completed under the operating procedures followed at the time by the Subscription Receipt Agent;

(ff)	“Irrevocable Direction” means the written irrevocable direction executed by the Company, to be delivered to the Subscription Receipt Agent, with a copy to the Lead Underwriters, pursuant to Section 3.1(a) hereof, substantially in the applicable form set forth in Schedule “B” hereto;

(gg)	“Lead Underwriters” has the meaning ascribed thereto on page 1 of this Agreement;

(hh)	“LVTS” means the large value transfer system;

(ii)	“NYSE” means the New York Stock Exchange or any successor thereto;

(jj)	“Offering” means the sale of Subscription Receipts pursuant to the Underwriting Agreement in Canada and the United States as permitted by such agreement;

(kk)	“Offering Proceeds” means the aggregate gross proceeds of the Offering on the date hereof plus the gross proceeds from the issuance of any Over-Allotment Subscription Receipts, if applicable;

(ll)	“Original Purchaser” has the meaning ascribed thereto in Section 2.17;

(mm)	“Over-Allotment Option” means the over-allotment option granted to the Underwriters to purchase up to an additional 2,604,000 Subscription Receipts pursuant to the Underwriting Agreement;

(nn)	“Over-Allotment Subscription Receipts” means Subscription Receipts purchased by the Underwriters pursuant to the Over-Allotment Option;

(oo)	“Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(pp)	“President’s List Purchasers” means those purchasers of the Subscription Receipts who are current executives, directors and employees of the Company and their families;

(qq)	“Prospectus” means the (final) short form prospectus of the Company dated April 7, 2016 qualifying the distribution of Subscription Receipts in all of the Provinces of Canada;

(rr)	“Receiptholders” or “holders” means the registered holders from time to time of Subscription Receipts;

(ss)	“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders holding in the aggregate not less than 25% of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(tt)	“Release Date” means the date upon which the Escrow Release Condition is satisfied;

(uu)	“Release Time” means the time on the Release Date at which the Escrow Release Condition is satisfied;

(vv)	“Released Amount” has the meaning ascribed thereto in Section 3.2;

(ww)	“Securities Act” has the meaning ascribed thereto in Section 4.1;

(xx)	“Settlement Number” or “Settlement Number of Common Shares” at any time means that number of Common Shares that Receiptholders are entitled to receive for each Subscription Receipt held upon satisfaction of the Escrow Release Condition in accordance with the terms and conditions of this Agreement, as such number may be adjusted pursuant to Article 4 hereof; such number, as at the date hereof, being equal to one Common Share per Subscription Receipt;

(yy)	“Shareholders” means the registered holders from time to time of Common Shares;

(zz)	“Share Reorganization” has the meaning ascribed thereto in Subsection 5.2(a);

(aaa)	“Subscription Price” means $30.25 per Subscription Receipt;

(bbb)	“Subscription Receipt Adjustment Payment” means an amount per Subscription Receipt (appropriately adjusted if the Settlement Number is not equal to one Common Share per Subscription Receipt) equal to the aggregate amount per Common Share of cash dividends declared by the Company, if any, for which record dates have occurred during the period from and including the date hereof to and including the date immediately preceding the Release Date;

(ccc)	“Subscription Receipt Agent” means Computershare Trust Company of Canada or its successors from time to time under this Agreement;

(ddd)	“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts substantially in the form attached as Schedule “A” hereto with such modifications, as applicable, as may be necessary to include any required legends;

(eee)	“Subscription Receipts” means the subscription receipts issued and certified hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Section 2.3;

(fff)	“Termination Date” means the date on which a Termination Event occurs;

(ggg)	“Termination Event” means (i) the Release Time having not occurred on or before the Escrow Release Deadline, (ii) the Acquisition Agreement having been terminated prior to the Escrow Release Deadline, or (iii) the Company advising the Subscription Receipt Agent or the Lead Underwriters, or announcing to the public, that it does not intend to proceed with the Acquisition prior to the Escrow Release Deadline;

(hhh)	“Termination Payment Time” means 4:30 p.m. (Edmonton time) on the third Business Day after the Termination Date;

(iii)	“Transfer Agent” means the transfer agent or agents of the Common Shares from time to time;

(jjj)	“TSX” means the Toronto Stock Exchange or any successor thereto;

(kkk)	“Uncertificated Subscription Receipt” means any Subscription Receipt which is not a Certificated Subscription Receipt;

(lll)	“Underwriters” means, collectively, the Lead Underwriters, together with BMO Nesbitt Burns Inc., National Bank Financial, Inc., TD Securities Inc., Raymond James Ltd., HSBC Securities (Canada) Inc., AltaCorp Capital Inc., Desjardins Securities Inc., Scotia Capital Inc., Wells Fargo Securities Canada, Ltd., Canaccord Genuity Corp., D.A. Davidson & Co., Dundee Securities Ltd., Keybanc Capital Markets Inc. and Laurentian Bank Securities Inc.;

(mmm)	“Underwriters’ Fee” means the Underwriters’ fee in the amount of: (i) $1.21 per Subscription Receipt payable to the Underwriters with respect to 17,226,200 Subscription Receipts purchased by the Underwriters on the date hereof; (ii) $1.21 per Over-Allotment Subscription Receipt payable to the Underwriters with respect to 2,604,000 Over-Allotment Receipts purchased by the Underwriters on the date hereof; and (iii) $0.605 per Subscription Receipt payable to the Underwriters with respect to the 133,800 Subscription Receipts sold to President’s List Purchasers;

(nnn)	“Underwriting Agreement” means the Underwriting Agreement dated March 30, 2016 among the Company and the Underwriters in respect of the Offering; and

(ooo)	“United States” means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement, references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement and “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement, the singular includes the plural and vice versa and references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Agreement and the Subscription Receipt Certificates shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

All dollar amounts expressed in this Agreement and in the Subscription Receipt Certificates are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

ARTICLE 2

ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Issue of Subscription Receipts

An aggregate of up to 19,964,000 Subscription Receipts providing for the settlement of such Subscription Receipts in certain circumstances, as provided herein, to acquire an aggregate of up to 19,964,000 Common Shares, without the payment of any additional consideration or further action by the holder, subject to adjustment as provided herein, are hereby created and authorized to be issued by the Company for a price per Subscription Receipt equal to the Subscription Price and issued in certificated or uncertificated form in accordance with this Agreement. The Subscription Receipts consist of:

(a)	17,360,000 Subscription Receipts sold pursuant to the Offering (excluding Over-Allotment Subscription Receipts); and

(b)	up to 2,604,000 Over-Allotment Subscription Receipts in respect of the Offering.

2.2	Payment Acknowledgement

(a)

The Subscription Receipt Agent will, by way of separate written receipt, acknowledge receipt of funds from the Lead Underwriters in the aggregate amount of $591,873,254.50, from the sale of 17,360,000 Subscription Receipts and 2,604,000 Over-Allotment Subscription Receipts and will confirm that such funds have been deposited in a segregated account designated as the “Stantec Inc. – Subscription Receipts” account, or as otherwise jointly directed by the Company and the Lead Underwriters in writing, and the Subscription Receipt Agent will retain such funds in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.

(b)	The Company hereby:

(i)	acknowledges that the amount received by the Subscription Receipt Agent pursuant to Subsection 2.2(a) represents payment in full pursuant to the Underwriting Agreement of the Subscription Price for 19,964,000 Subscription Receipts less 50% of the Underwriters’ Fee;

(ii)	irrevocably directs the Subscription Receipt Agent to retain the amounts received or to be received by the Subscription Receipt Agent pursuant to Subsection 2.2(a) in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement; and

(iii)	irrevocably directs the Subscription Receipt Agent, immediately following the execution and delivery of this Agreement, to, in accordance with written direction of the Company issue and confirm the deposit of Subscription Receipts electronically as an instant deposit to be held as a non-certificated inventory issue through CDS; and

in each case, pending satisfaction of the Escrow Release Condition.

2.3	Terms of Subscription Receipts

Subject to the provisions of Article 4, each Subscription Receipt shall evidence the right of the holder: (i) if the Release Time occurs on or before the Escrow Release Deadline, to receive, without the payment of any additional consideration or further action on the part of the holder, the Settlement Number of Common Shares together with the Subscription Receipt Adjustment Payment, if any, less applicable withholding tax, if any; or (ii) if there is a Termination Event, to receive an amount equal to the sum of the Subscription Price and such holder’s pro rata share of the aggregate of the Earned Interest and Additional Interest, less applicable withholding taxes, if any, all in the manner and on the terms and conditions set out in this Agreement.

2.4	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder. Any fractional number of Subscription Receipts will be rounded down to the nearest whole number. In calculating such fractional interest, all Subscription Receipts held by a holder shall be aggregated.

2.5	Register for Subscription Receipts

The Company hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Company shall cause to be kept by the Subscription Receipt Agent at the Designated Office, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts, the number of Common Shares which will be issued upon conversion of the Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Company shall also cause to be kept by the Subscription Receipt Agent at the Designated Office the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.6	Registers Open for Inspection

The registers hereinbefore referred to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Company, the Lead Underwriters, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.7	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt shall confer or be construed as conferring upon a Receiptholder an interest in the Company or any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive any continuous disclosure materials of the Company. Notwithstanding the foregoing, Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.8	Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever may be the actual date of issue of the Subscription Receipts.

2.9	Signing of Subscription Receipt Certificates

Any Subscription Receipt Certificates shall be signed by an officer of the Company, on behalf of the Company. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.10, be binding upon the Company as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.10, be valid and binding upon the Company and the holder thereof shall be entitled to the benefits of this Agreement.

2.10	Authentication by the Subscription Receipt Agent

(a)	Authentication: No Certificated Subscription Receipt, if issued, will be valid or entitle the holder to the benefits hereof until it has been Authenticated by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule “A” or in such other form as may be approved by the Subscription Receipt Agent and the Company. The Authentication by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Company that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

The Subscription Receipt Agent shall Authenticate Uncertificated Subscription Receipts (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such uncertificated Subscription Receipts under this Agreement. No Uncertificated Subscription Receipt shall: (i) be considered issued or obligatory; nor (ii) entitle the holder thereof to the benefits of this Agreement, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Subscription Receipt. Such Authentication shall be conclusive evidence that such uncertificated Subscription Receipts have been duly issued hereunder and that the holder or holders are entitled to the benefits of this Agreement. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Subscription Receipts with respect to which this Agreement requires the Subscription Receipt Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error, and any Uncertificated Subscription Receipts recorded therein shall be binding on the Company.

Any Subscription Receipt Certificate validly issued in accordance with the terms of this Agreement in effect at the time of issue of such Subscription Receipt Certificate shall, subject to the terms of this Agreement and applicable law, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Subscription Receipt Certificate may not be in the form then required by this Agreement.

(b)	Authentication No Representation: The Authentication by the Subscription Receipt Agent of any Subscription Receipts whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of the Agreement or such Subscription Receipts (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or the proceeds thereof.

2.11	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)	In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and compliance with paragraph (b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b)	The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 1.1(a) shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Subscription Receipt Agent in their sole discretion, and such applicant may also be required to furnish a surety bond and an indemnity or security in amount and form satisfactory to the Company and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Company and the Subscription Receipt Agent in connection therewith.

2.12	Exchange of Subscription Receipt Certificates

(a)

Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office during regular business hours of the Subscription Receipt Agent.

2.13	Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Company for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.14	Transfer and Ownership of Subscription Receipts

(a)	Transfer: The Subscription Receipts may only be transferred on the register kept by the Subscription Receipt Agent at its Designated Office by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent upon: (1) in the case of a Certificated Subscription Receipt, surrendering to the Subscription Receipt Agent at its Designated Office the Subscription Receipt Certificate(s) representing the Subscription Receipts to be transferred together with a duly executed form of transfer (in the form attached to the Subscription Receipt Certificate as set out in Schedule “A”); (2) in the case of Subscription Receipts registered in the Book-Entry Only System, in accordance with applicable procedures prescribed by CDS under the Book-Entry Only System; (3) in the case of Uncertificated Subscription Receipts, surrendering to the Subscription Receipt Agent at its Designated Office, transfer instructions from the holder in form reasonably satisfactory to the Subscription Receipt Agent; and (4) upon compliance with:

(i)	the conditions herein;

(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe; and

(iii)	all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Subscription Receipt Agent. Upon compliance with such requirements, the Subscription Receipt Agent shall issue to the transferee of Certificated Subscription Receipt(s), a Subscription Receipt Certificate, and to the transferee of Uncertificated Subscription Receipt(s), Uncertificated Subscription Receipt(s) (or it shall Authenticate and deliver a Subscription Receipt Certificate instead, upon request), representing the Subscription Receipts transferred and the transferee of Subscription Receipt(s) registered in the Book-Entry Only System shall be recorded through the relevant CDS participant in accordance with the Book-Entry Only System as the beneficial holder in respect of such Subscription Receipts. Transfers within the systems of the CDS are not the responsibility of the Subscription Receipt Agent and will not be noted on the register maintained by the Subscription Receipt Agent.

(b)	The Company and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipts as the beneficial owner thereof for all purposes and neither the Company nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c)	The transfer register in respect of Subscription Receipts shall be closed at 4:30 p.m. (Edmonton time) at the Designated Office, on the earlier to occur of the Release Date and the Termination Date (subject to settlement).

(d)	The Subscription Receipt Agent shall promptly advise the Company of any requested transfer of Certificated Subscription Receipts. The Company shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

(e)	Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts free from all equities or rights of set-off or counterclaim between the Company and any original or any intermediate holder thereof and all persons may act accordingly. Either: (i) the issue and delivery of Common Shares and the Subscription Receipt Adjustment Payment, if any, less applicable withholding taxes, if any, as provided in Section 3.3; or (ii) the payment of the Subscription Price and the Earned Interest and Additional Interest, if any, less applicable withholding taxes, if any, as provided in Section 3.4, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Company and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Company nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.15	Uncertificated Subscription Receipts and Global Subscription Receipts

(a)	Notwithstanding anything to the contrary in this Agreement, subject to applicable law, the Subscription Receipts will only be issued and delivered electronically to be held as a non-certificated inventory issue by CDS, unless otherwise directed in writing by the Company. On the Closing Date, the Company, via the Subscription Receipt Agent, will electronically deliver the Subscription Receipts registered to CDS or its nominee, and CDS will credit interests in such Subscription Receipts register to the accounts of CDS participants as directed by the Underwriters in respect of the Offering. Subscription Receipts held through the non-certificated inventory system will be transferred and surrendered for exchange through a CDS participant. All rights of beneficial holders of Subscription Receipts who hold Subscription Receipts through the non-certificated inventory system must be exercised through, and all payments or other property to which such beneficial holders of Subscription Receipts are entitled will be made or delivered by CDS or the CDS participant through which the beneficial holder holds such Subscription Receipts. A beneficial holder of a Subscription Receipt participating in the non-certificated inventory system will not be entitled to a certificate or other instrument from the Company or the Subscription Receipt Agent evidencing that Person’s interest in or ownership of Subscription Receipts, nor, to the extent applicable, will such beneficial holder of Subscription Receipts be shown on the records maintained by CDS, except through an agent who is a CDS participant.

(b)	Except as described below, no purchaser of a Subscription Receipt will be entitled to a certificate or other instrument from the Company evidencing that purchaser’s ownership thereof, and no holder of a beneficial interest in a Subscription Receipt (a “Beneficial Owner”) will be shown on the records maintained by CDS except through the accounts of CDS participants acting on behalf of the Beneficial Owners. CDS will be responsible for establishing and maintaining accounts for CDS participants having interests in the Subscription Receipts, and sales of interests in the Subscription Receipts can only be completed through CDS participants.

(c)	Subject at all times to Subsection 2.15(a) and 2.15(b), the Subscription Receipts may, if so required, be issued in both certificated and uncertificated form. Unless the Subscription Receipts cease to be eligible for the Book-Entry Only System, whether as a result of a termination of the Company’s agreement with CDS or otherwise, and except as set forth herein, Certificated Subscription Receipts will only be issued in the form of one or more Global Subscription Receipts which will be registered in the name of CDS or its nominee and held by, or on behalf of, CDS as depository of the Subscription Receipt Certificates for the participants of CDS. All Uncertificated Subscription Receipts issued to CDS will be evidenced by a book position on the register of Receiptholders to be maintained by the Subscription Receipt Agent in accordance with Section 2.5.

(d)	Unless the Subscription Receipts cease to be eligible for the Book-Entry Only System, whether as a result of a termination of the Company’s agreement with CDS or otherwise, or required to do so by applicable law, owners of the beneficial interests in Subscription Receipts represented by a Global Subscription Receipt shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor. Beneficial interests in Subscription Receipts represented by a Global Subscription Receipt will be represented only through the Book-Entry Only System. Transfers of Subscription Receipts represented by a Global Subscription Receipt between CDS participants shall occur in accordance with CDS’ rules and procedures. None of the Company, the Underwriters or the Subscription Receipt Agent shall have any responsibility or liability for: (i) any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in Subscription Receipts represented by a Global Subscription Receipt; (ii) maintaining, supervising or reviewing any records relating to the Subscription Receipts; or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS participant. Nothing herein shall prevent the owners of beneficial interests in Subscription Receipts represented by a Global Subscription Receipt from voting such Subscription Receipts using duly executed proxies.

(e)	All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a Receiptholder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and the CDS participants upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Company may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(f)	For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders, the Subscription Receipt Agent will give such notices and communications to CDS.

(g)	If CDS resigns or is removed from its responsibility as depository and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, the Subscription Receipt Agent will use commercially reasonable efforts to obtain from CDS the Global Subscription Receipt with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Company shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

2.16	Liquidation or Bankruptcy of the Company

(a)	Each Receiptholder has, as the case may be, as provided for herein, a claim against the Company to be issued the Settlement Number of Common Shares and a Subscription Receipt Adjustment Payment, if applicable, or to be reimbursed an amount equal to the Subscription Price, plus a pro rata share of the Earned Interest and Additional Interest, for each Subscription Receipt held by such holder, all as more particularly described in this Agreement.

(b)	A Receiptholder will not be entitled to assert a claim against the Company pursuant to Subsection 2.16(a) prior to the Release Time or the Termination Payment Time, as the case may be, unless the Company makes a general assignment for the benefit of creditors or any proceeding is instituted by the Company seeking relief on its behalf as a debtor or to adjudicate it as bankrupt or insolvent or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking appointment of a receiver, receiver and manager, director, custodian or similar official for it or any substantial part of its property and assets or the Company takes any action to authorize any of the actions set forth above, in which event each holder of Subscription Receipts shall be entitled to immediately exercise its right to receive the Subscription Price together with Earned Interest in respect of each Subscription Receipt, all provided for in this Agreement.

2.17	Right of Rescission

(a)

The initial purchaser of each Subscription Receipt (the “Original Purchaser”) pursuant to the Offering will have a non-assignable contractual right of rescission entitling the Original Purchaser to receive the amount paid for the Subscription Receipt upon surrender of the Subscription Receipt or the Common Share, as applicable, if the Prospectus and/or any amendment thereto contains a misrepresentation, provided such remedy of rescission is exercised within 180 days of the Closing Date. This contractual right of rescission extends only to Original Purchasers and will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an Original Purchaser in the open market or otherwise. This contractual right of rescission is exercisable against the Company by notice in writing given to the Company in the manner provided for in Section 11.1 in the period following the delivery of Common Shares in satisfaction of such Subscription Receipt up to and including (but not following) the date that is 180 days after the Closing Date, if the Original Purchaser is or becomes entitled under applicable Canadian securities laws to the remedy of rescission by reason of the Prospectus containing a misrepresentation, not only with respect to the Original Purchaser’s receipt of Common Shares in satisfaction of the Subscription Receipt but also with respect to the purchase of the Subscription Receipt, and shall be entitled in connection with such rescission to a full refund from the Company of the amount of the gross purchase price paid in respect of the Subscription Receipt. This contractual right of rescission is granted by the Company alone, but specifically not by the directors or officers of the Company, the Subscription Receipt Agent or the Underwriters, to each Original Purchaser, but not to any transferee of the Subscription Receipts of the Original Purchaser, and is not

assignable and may not be held for the benefit of any person other than such Original Purchaser. This contractual right of rescission is in addition to any other right or remedy available to the Original Purchaser under applicable Canadian securities laws, or otherwise at law, and is subject to the defences, limitations and other provisions described under applicable Canadian securities laws. This contractual right of rescission must be exercised within the 180 day period referred to above, failing which it shall be null and void. For greater certainty, references to “Common Shares” in this Subsection 2.17(a) refer to the Settlement Number, being one Common Share per Subscription Receipt on the date hereof, subject to adjustment in accordance with Article 4.

(b)	In no event shall the Company be liable under this Section 2.17 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation. For greater certainty, the contractual right of rescission referred to above is only in connection with a misrepresentation and is not a right to withdraw from an agreement to purchase securities within two business days as provided in securities legislation in certain Provinces of Canada.

2.18	Listing of Subscription Receipts

(a)	The Company confirms that application has been made for the Subscription Receipts to be listed for trading on the TSX and that the conditional approval of such stock exchange for the listing of the Subscription Receipts has been obtained. The Company shall use its reasonable efforts to satisfy all of the conditions of such conditional approval as may be required for the purpose of securing such listing.

(b)	Notwithstanding any provision of this Agreement to the contrary, in order to comply with the policies of the TSX, the Company agrees to the following:

(i)	when the Company reasonably expects the Acquisition to close, the Company will, without delay, provide the TSX with written notice to that effect specifying the expected Release Date; and,

(ii)	in the event of a Termination Event, the Company will, on the Termination Date, give notice to the TSX that the holders of Subscription Receipts on such Termination Date will be paid the amounts set forth in Section 3.4 of this Agreement within the time period specified therein following the Termination Date.

(c)	The Company will request that the TSX halt trading of the Subscription Receipts at such time on the Release Date or the Termination Date as the Company and the Lead Underwriters shall agree, each acting reasonably.

ARTICLE 3

ISSUANCE OF COMMON SHARES OR REFUND OF SUBSCRIPTION PRICE

3.1	Notice of Release of Escrow Release Conditions

(a)	If the Release Time occurs on or before the Escrow Release Deadline: (i) the Company shall forthwith cause the Closing Notice to be delivered to the Subscription Receipt Agent and the Lead Underwriters; and (ii) the Company shall concurrently deliver the Irrevocable Direction to the Subscription Receipt Agent and provide a copy thereof to the Lead Underwriters.

(b)	If the Release Time occurs on or before the Escrow Release Deadline and the Company has caused the Closing Notice and the Irrevocable Direction to be delivered to the Subscription Receipt Agent, the Subscription Receipt Agent shall issue the Settlement Number of Common Shares and make any required payment as provided herein.

3.2	Release of Funds on Release Date

(a)	If the Release Time occurs on or before the Escrow Release Deadline, the Company shall be entitled to receive from the Subscription Receipt Agent an amount equal to the Escrowed Funds (which, for greater certainty, includes any Earned Interest) less: (i) the Aggregate Subscription Receipt Adjustment Payment (if any), (ii) an amount equal to 50% of the Underwriters’ Fee, and (iii) any amounts to be paid on account of fractional Common Shares as contemplated in Subsection 3.3(e) (such net amount is referred to as the “Released Amount”). The Subscription Receipt Agent shall deliver the Released Amount to, or as directed by, the Company as soon as reasonably practicable after the delivery of the Closing Notice and the Irrevocable Direction and in any event not later than as provided in Section 4.1. The Subscription Receipt Agent shall deliver an amount equal to 50% of the Underwriters’ Fee, to or to the order of the Lead Underwriters, as soon as reasonably practicable after the delivery of the Closing Notice and the Irrevocable Direction and in any event not later than the first Business Day following the Release Time. The Subscription Receipt Agent shall deliver the amounts referred to in clause (iii) of this Subsection 3.2(a) as soon as reasonably practicable with the delivery of Common Shares as contemplated in Section 3.3.

3.3	Issue of Common Shares and Payment

This Section 3.3 applies if the Release Time occurs on or before the Escrow Release Deadline.

(a)	Subject to Section 5.3, the Settlement Number of Common Shares shall be issued and delivered for each Subscription Receipt to the respective Receiptholders (effective upon the occurrence of the Release Time) without the payment of any additional consideration or further action on the part of the holder, and the Company will cause an amount equal to, for each Subscription Receipt held by a Receiptholder, the Subscription Receipt Adjustment Payment, if any, less any applicable withholding taxes, to be delivered to the Receiptholder by the Subscription Receipt Agent from the Escrowed Funds; provided that to the extent that the Subscription Receipt Adjustment Payment represents amounts in respect of cash dividends declared by the Company on the Common Shares for which record dates have occurred during the period from and including the date hereof to and including the date immediately preceding the Release Date which have not yet been paid, such amounts shall not be payable to Receiptholders, unless the Company otherwise elects, until the date that such related cash dividend(s) are paid to Shareholders, and such Receiptholder shall be deemed to have become the holder of record of such Common Shares as of the Release Time, notwithstanding that definitive certificates may not yet have been issued or entered into, as the case may be.

(b)

Each Receiptholder shall be entitled to be paid by the Subscription Receipt Agent, for each Subscription Receipt held by a Receiptholder, the Subscription Receipt Adjustment Payment, if any, less any applicable withholding taxes, (i) by way of a pro rata portion of the Earned Interest and (ii) if the Subscription Receipt Adjustment Payment exceeds the amount in (i), the excess shall be paid by the Subscription Receipt Agent as a refund of the Subscription Price by way of a pro rata portion of the Escrowed Funds. The Subscription Receipt Agent shall only make payments under this Section 3.3 to the extent that the aggregate of the Escrowed Funds and the Earned Interest are sufficient, and any deficiency shall be payable by the Company. The Subscription Receipt Agent and the Company hereby agree to cause any amounts payable pursuant to this Section 3.3 to be paid to Receiptholders by no later than the second Business Day following the Release

Date or the date the related cash dividend(s) are paid to Shareholders, as applicable, in accordance with a joint written direction of the Company and the Lead Underwriters, notwithstanding that definitive certificates may not yet have been issued or entered into, as the case may be.

(c)	Upon the issuance of the Common Shares in satisfaction of the Subscription Receipts, the Company, through its Transfer Agent, shall electronically issue and deliver, as an instant deposit to be held as non-certificated inventory, the Common Shares registered to CDS or its nominee, and CDS will credit interests in such Common Shares to the accounts of the CDS participants as directed by the Underwriters in respect of the Offering. All rights of beneficial holders of Common Shares who hold Common Shares through the non-certificated inventory of CDS must be exercised through, and all payments or other property to which such beneficial holders of Common Shares are entitled will be made or delivered through CDS or the CDS participant through which the beneficial holder holds such Common Shares. A beneficial holder of Common Shares will not be entitled to a certificate or other instrument from the Company evidencing that person’s interest in or ownership of Common Shares, nor to the extent applicable, will such beneficial holder of Common Shares be shown on the records maintained by CDS, except through an agent who is a CDS participant.

(d)	Effective immediately after the Common Shares have been issued as contemplated in Subsection 3.3(a) the Subscription Receipts relating thereto shall be void and of no value or effect.

(e)	Notwithstanding anything herein contained, the Company shall not be required, upon the issuance of Common Shares in satisfaction of the total Subscription Receipts held by a Receiptholder, to issue fractions of Common Shares. In lieu of fractional Common Shares, there shall be paid out of the Escrowed Funds to the holders an amount in lawful money of Canada equal to the then current market value of such fractional interest computed on the basis of the Current Market Price immediately prior to the Acquisition Closing Date. No payment shall be made pursuant to this Section for amounts under $5.00.

3.4	Payment on Termination

(a)	If there is a Termination Event, the Company shall forthwith notify the Lead Underwriters and the Subscription Receipt Agent thereof in writing and shall issue a press release setting forth the Termination Date.

(b)	Upon receipt of the notice from the Company pursuant to Subsection 3.4(a), the Subscription Receipt Agent shall no later than on the first Business Day following the Termination Date notify the Company and the Lead Underwriters in writing of the amount of Earned Interest and Additional Interest and the particulars of the calculation thereof.

(c)	If there is a Termination Event, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall be entitled from and after the Termination Date, but shall receive on or before the Termination Payment Time, a payment in the aggregate amount of (i) the full Subscription Price in respect of each of such holder’s Subscription Receipts; and (ii) such holder’s pro rata share of the Earned Interest and Additional Interest, less applicable withholding taxes, if any. The amount paid to each Receiptholder shall be satisfied by the Escrowed Funds and the amount to be paid by the Company pursuant to Subsection 3.4(d). The Subscription Receipt Agent agrees to cause any amounts to be paid to the holders of Subscription Receipts pursuant to this Section 3.4 on or before the Termination Payment Time, and any deficiency will be payable by the Company.

(d)	If there is a Termination Event, the Company shall, as soon as practicable, and in any event by no later than the Business Day immediately preceding the Termination Payment Time, pay and deliver to the Subscription Receipt Agent (i) an amount equal to 50% of the Basic Underwriters’ Fee and 50% of the Over-Allotment Underwriters’ Fee, if applicable, and (ii) an amount equal to the Additional Interest, in each case necessary to enable the Subscription Receipt Agent to effect the payment in full to Receiptholders of the amounts due to them under Subsection 3.4(c) above.

(e)	If there is a Termination Event, registers for the Subscription Receipts shall be closed at the close of business on the Termination Date.

(f)	The obligation to make the payment of the amount specified in Subsection 3.4(c) shall be satisfied by mailing or delivering payment by cheque to the registered holder of the Subscription Receipt at its registered address or by making a wire transfer for the account of such holder through CDS in the case of Subscription Receipts.

(g)	So long as CDS is the sole registered Receiptholder, all payments of Subscription Receipt Adjustment Payments shall be satisfied by LVTS. If payment is made by cheque, such cheque shall be forwarded to the Receiptholder at least three Business Days prior to the date on which the payment is to be made. If payment is made by wire transfer or LVTS, it shall be made by 12:00 p.m. (Edmonton time) on the date on which the payment is to be made.

(h)	Upon the mailing or delivery of any cheque or making of electronic payment as provided in Subsection 3.4(f) (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. For greater certainty, any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque or wire transfer for the amount specified in Subsection 3.4(f) have been mailed or delivered, as the case may be, shall be delivered to the Company as soon as reasonably practicable thereafter.

3.5	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 1.1(a), 2.12 and 6.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Company, the Subscription Receipt Agent shall furnish the Company with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

ARTICLE 4

INVESTMENT OF OFFERING PROCEEDS AND PAYMENT OF INTEREST

4.1	Investment of Offering Proceeds

Upon receipt of a direction from the Company, the Subscription Receipt Agent shall invest the Escrowed Funds in Authorized Investments in accordance with such direction. Any direction from the Company to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 9:00 a.m. (Edmonton time) on the day on which the investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m. (Edmonton Time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Edmonton Time) the next Business Day. The Closing Notice and the Irrevocable Direction must be received prior to 9:00 a.m. (Edmonton Time) on the day on which the release of Escrowed Funds pursuant to Section 3.2 is to be made. If the Closing Notice and the Irrevocable Direction are received after 9:00 a.m. (Edmonton Time) or on a non-Business Day, they will be handled on a commercially reasonable efforts basis and may result in Escrowed Funds being released pursuant to Section 3.2 on the next Business Day. For the purpose hereof, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank, provided that such obligation is rated at least R1 (high) by DBRS or an equivalent rating service.

In the event that the Subscription Receipt Agent does not receive a direction or receives a direction that does not deal with the entirety of the Escrowed Funds, the Escrowed Funds or the undirected portion of same will be credited to or remain in the segregated account referred to in Subsection 2.2(a) and the Subscription Receipt Agent will pay interest on such amount at a rate that it normally pays on similar funds held in trust. The Subscription Receipt Agent shall not be liable to account for any profit to any parties to this Subscription Receipt Agreement or to any other person or entity other than the amount it pays pursuant to the rate of interest, if any, established by it as aforesaid from time to time.

The Subscription Receipt Agent shall have no liability with respect to any loss in value of investments as permitted to be made hereunder, except for losses resulting from its own gross negligence, or its own misconduct or bad faith. In making any payment, the Subscription Receipt Agent shall not be liable for any loss sustained from early termination of an investment if such termination is required to make a payment hereunder.

4.2	Segregation of Offering Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the Receiptholders and the Lead Underwriters and otherwise dealt with by the Subscription Receipt Agent in accordance with the terms hereof.

ARTICLE 5

ADJUSTMENT OF SETTLEMENT NUMBER

5.1	Definitions and Interpretation

In this Article, the terms “record date” and “effective date” where used herein shall mean the close of business on the relevant date.

5.2	Adjustment of Settlement Number

The rights attached to the Subscription Receipts shall be subject to adjustment from time to time as follows:

(a)	If, at any time after the issuance of the Subscription Receipts and prior to the issuance of Common Shares in accordance with Section 3.3, the Company shall:

(i)	issue to all or substantially all the holders of the Common Shares, by way of a stock distribution, stock dividend or otherwise, Common Shares or Convertible Securities; or

(ii)	subdivide or change its outstanding Common Shares into a greater number of shares; or

(iii)	combine or consolidate its outstanding Common Shares into a smaller number of shares, (any of these events being herein called a “Share Reorganization”),

the Settlement Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization to a number that is the product of: (1) the Settlement Number in effect on the record date; and (2) a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding after giving effect to the Share Reorganization; and

(B)	the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

(b)	If, at any time after the issuance of the Subscription Receipts and prior to the issuance of Common Shares in accordance with Section 3.3, there is a reorganization, reclassification or change of the share capital of the Company not otherwise provided for in Subsection 5.2(a) or a consolidation or merger or amalgamation of the Company with or into another entity including a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of any other entity (other than a consolidation, merger, amalgamation or arrangement which does not result in any reclassification of the outstanding Common Shares into other securities or property) or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety, or a record date for any of the foregoing (any such event being herein called a “Capital Reorganization”) any holder of a Subscription Receipt shall be entitled to receive and shall accept, at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares (and any other securities or properties to which holders are entitled to receive to which he or she was theretofore entitled to receive in respect of such Subscription Receipts), the aggregate number of Common Shares or other securities or property of the Company, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he or she had been the holder of the number of Common Shares (and any other securities to which holders are entitled to receive Subscription Receipts) to which immediately before the transaction he or she was entitled to receive in respect of the Subscription Receipts. No Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Subscription Receipts shall thereafter be entitled to receive the number of Common Shares or other securities or property of the Company or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section and in Article 4. If determined appropriate by the Company, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 4 with respect to the rights and interests thereafter of the Receiptholders to the extent that the provisions set forth in this Article 4 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable upon the exercise of any Subscription Receipt. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by the Company, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)

If, at any time after the issuance of the Subscription Receipts and prior to the issuance of Common Shares in accordance with Section 3.3, and with the prior approval of the TSX, the Company issues or distributes to the holders of all or substantially all of the outstanding Common Shares, securities of the Company, including rights, options or warrants to acquire Common Shares or Convertible Securities or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course and other than as a result of a Share Reorganization or a Capital Reorganization, or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the Settlement Number or, at the option of the Company, such securities, property or assets may be issued to the Subscription Receipt Agent and delivered to the Receiptholders and, for the same aggregate consideration payable, if any, in addition to the number of Common Shares to which such Receiptholder was theretofore entitled, the Receiptholder will be entitled to receive such securities, property or assets as if, on the record date at which holders of Common Shares are determined for the purpose thereof, such Receiptholder had been the registered holder of the number of Common Shares to which the Receiptholder was then entitled.

(d)	The adjustments provided for in this Article 4 are cumulative and shall apply to successive subdivisions, consolidations, changes, distributions, issues or other events resulting in any adjustments under the provisions of this Section 5.2.

(e)	In case the Company, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Section 5.2, which, in the reasonable opinion of the board of directors of the Company, would materially affect the rights of the Receiptholders and/or the rights attached to the Subscription Receipts, then, subject to the prior approval of the TSX and the NYSE, the number of Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the board of directors of the Company may, in their direction, reasonably determine to be equitable to the Receiptholders in such circumstances.

(f)	If the Company shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter, legally abandon its plans to pay or deliver the dividend or distribution or subscription or purchase rights, then no adjustment in the Settlement Number shall be required by reason of the setting of the record date.

(g)	As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Subscription Receipts, the Company will take any action that, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all of the Common Shares that the holders of the Subscription Receipts would be entitled to receive thereafter and to exchange such Subscription Receipts in accordance with the provisions hereof.

5.3	Postponement of Subscription

In any case where the application of Section 5.2 results in an increase of the Settlement Number taking effect immediately after the record date for or occurrence of a specific event, if any Subscription Receipts are exchanged after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance of the Common Shares to the holder of the Subscription Receipts to which the holder is entitled by reason of the increase of the Settlement Number but the Common Shares shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Common Shares calculated on the basis of the Settlement Number adjusted for completion of that event or period, and the Company shall forthwith deliver to the person or persons in whose name or names the Common Shares are to be issued an appropriate instrument evidencing the person’s or persons’ right to receive such Common Shares.

5.4	Notice of Certain Events

(a)	Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in Section 5.2 that requires an adjustment in the Settlement Number, the Company shall:

(i)	file with the Subscription Receipt Agent a certificate of the Company specifying the particulars of the event and, if determinable, the adjustment and computation of the adjustment and the Subscription Receipt Agent may act and rely absolutely on the certificate of the Company; and

(ii)	issue a press release containing the particulars of the event and, if determinable, the adjustment.

(b)	If notice has been given under Subsection 5.4(a) and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable:

(i)	file with the Subscription Receipt Agent a computation of the adjustment; and

(ii)	issue a press release providing particulars of the adjustment.

5.5	Protection of Subscription Receipt Agent

Subject to the provisions of Sections 10.2 and 10.3, the Subscription Receipt Agent:

(a)	shall not at any time be under any duty or responsibility to any Receiptholder to determine whether any facts exist which may require any adjustment when made, or with respect to the method employed in making the same;

(b)	shall not be accountable with respect to the validity or value (or kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c)	shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 5;

(d)	shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company; and

(e)	shall be entitled to act and rely on any adjustment calculation of the directors or the Company’s Auditors.

ARTICLE 6

RIGHTS OF THE COMPANY AND COVENANTS

6.1	Optional Purchases by the Company

Subject to applicable law, the Company may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

6.2	General Covenants of the Company

(a)	The Company covenants with the Subscription Receipt Agent and the Lead Underwriters, that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable best efforts to maintain its existence;

(ii)	it will make all requisite filings under applicable Canadian and United States securities legislation including those necessary to remain a reporting issuer (or the equivalent) not in default in each of the Provinces of Canada in which it is currently a reporting issuer (or the equivalent);

(iii)	it will use its commercially reasonable efforts to maintain the listing of the Subscription Receipts on the TSX until such time as Common Shares are issued in satisfaction thereof and will use commercially reasonable efforts to ensure that the Common Shares continue to be listed and posted for trading on the TSX and the NYSE;

(iv)	it will promptly announce by press release the Release Date or the Termination Date, as applicable;

(v)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Agreement;

(vi)	prior to the earlier of the Release Date and the Termination Date, it will not sell the properties or assets of the Company as, or substantially as, an entirety, to any other entity;

(vii)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares pursuant to the Subscription Receipts; and

(viii)	it will cause the Common Shares and the certificates representing the Common Shares from time to time issued as contemplated by this Agreement to be duly and validly issued as fully paid and non-assessable shares and delivered in accordance with the Subscription Receipts and the terms of this Agreement.

6.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification

(a)	The Company covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s gross negligence, wilful misconduct or fraud. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand. This Section shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

(b)	The Company hereby indemnifies and holds harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions, demands, causes of action, suits, proceedings, liabilities, charges, assessments, judgments and expenses (including external consulting and legal fees and disbursements on a solicitor-client basis) whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the gross negligence, wilful misconduct or fraud of the Subscription Receipt Agent. In the absence of gross negligence or wilful misconduct on its part, the Subscription Receipt Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Agreement. In no event will the Subscription Receipt Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Subscription Receipt Agent has been advised of the possibility of such damages. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

6.4	Performance of Covenants by Subscription Receipt Agent

If the Company shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Lead Underwriters of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders and Lead Underwriters of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants contained herein.

6.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Company and the Lead Underwriters records and statements thereof periodically upon written request. The Company shall have the right to audit any such books, records, accounts and statements.

6.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

6.7	Regulatory Matters

The Company shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.3 such that such issuance will comply with the prospectus and registration requirements of applicable securities laws.

ARTICLE 7

ENFORCEMENT

7.1	Suits by Receiptholders

Subject to the powers of Receiptholders exercisable by extraordinary resolution, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

7.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, director, officer, employee or agent of the Company or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Company contained herein or in the Subscription Receipt Certificate(s).

7.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Shareholders, directors, officers or employees of the Company or the Company or any successor entity or any of the past, present or future officers, employees or agents of the Company or of any successor entity, but only the property of the Company or any successor entity shall be bound in respect hereof.

ARTICLE 8

MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 15 days after receipt of such written request of the Company or such Receiptholders Request and funding and indemnity given as aforesaid, the Company or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Edmonton, Alberta or at such other place as may be determined by the Subscription Receipt Agent and approved by the Company.

8.2	Notice

At least 21 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Company (unless the meeting has been called by the Company). Such notice shall state the date (which shall be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

8.3	Chairperson

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairperson.

8.4	Quorum

Subject to the provisions of Section 8.11, at any meeting of the Receiptholders a quorum shall consist of not less than two Receiptholders present in person or by proxy and holding 25% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 25% of the then outstanding Subscription Receipts.

8.5	Power to Adjourn

The chairperson of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairperson or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairperson shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote.

On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by the chairperson.

8.8	Regulations

The Subscription Receipt Agent, or the Company with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)	the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates and/or the uncertificated Subscription Receipts specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates and/or the uncertificated Subscription Receipts specified therein;

(c)	the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Company or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Company or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

8.9	Company and Subscription Receipt Agent may be Represented

The Company, the Subscription Receipt Agent and the Lead Underwriters, by their respective authorized agents, and the counsel for the Company, for the Subscription Receipt Agent and for the Lead Underwriters may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

8.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by extraordinary resolution:

(a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Company or against their undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders;

(c)	to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Company in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)	to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Company or the enforcement of any of the covenants on the part of the Company in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)	to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)	to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Company, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)	with the consent of the Company (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed;

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Company; and

(j)	to extend the Escrow Release Deadline.

8.11	Meaning of Extraordinary Resolution

(a)	The expression “extraordinary resolution” when used in this Agreement means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy at least two Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2/3% of the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

(b)	If, at any meeting called for the purpose of passing an extraordinary resolution, at least two Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 30 days later, and to such place and time as may be appointed by the chairperson. Not less than seven days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2 or, if the Company elects, by way of press release. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)	if the extraordinary resolution purports to exercise any of the powers conferred pursuant to Subsection 8.10(a), 8.10(d), or 8.10(i) or purports to change the provisions of this Section 8.11 or of Section 8.14 or purports to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)	Subject to Section 8.11(b), at any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 8.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Company, and any such minutes as aforesaid, if signed by the chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairperson or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of then outstanding Subscription Receipts with respect to an extraordinary resolution, and the expression “extraordinary resolution” when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts.

8.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by Company Disregarded

In determining whether Receiptholders are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, special resolution, Receiptholders’ Request or other action under this Agreement, or otherwise for the purposes of any vote taken in accordance with Section 8.6 or 8.7 hereof, Subscription Receipts owned legally or beneficially by the Company or any affiliated entity of the Company shall be disregarded in accordance with the provisions of Section 11.7.

ARTICLE 9

SUPPLEMENTAL AGREEMENTS

9.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Company (when authorized by action by the directors of the Company), the Lead Underwriters and the Subscription Receipt Agent may, subject to prior approval of the TSX and the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent prejudicial to the interests of the Receiptholders, relying on the advice of Counsel;

(b)	giving effect to any extraordinary resolution passed as provided in Article 8;

(c)	making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, prejudicial to the interests of the Receiptholders, relying on the advice of Counsel;

(d)	adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)	modifying any of the provisions of this Agreement, including but not limited to (i) increasing the number of Subscription Receipts issuable hereunder, and (ii) relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion, relying on the advice of Counsel, may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f)	for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

ARTICLE 10

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

10.1	Rights and Duties of Subscription Receipt Agent

(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Subscription Receipt Agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own gross negligence, or its own wilful misconduct or fraud.

(b)

The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

(c)	The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)	Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 10.1 and of Section 10.2.

(e)	The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f)	The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(g)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(h)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities or cash deposited with it.

(i)	The Subscription Receipt Agent shall not be responsible for ensuring that the proceeds are used in the manner contemplated in the Prospectus.

10.2	Evidence, Experts and Advisers

(a)	In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Company shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Company.

(b)	In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)

Whenever it is provided in this Agreement that the Company shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Company to have the Subscription Receipt Agent take the action to be based thereon.

(d)	Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

(e)	The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

(f)	The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from Counsel, or any accountant, appraiser, or other expert or advisor, whether retained or employed by the Company or by the Subscription Receipt Agent with respect to any matter arising in relation to the Agreement.

10.3	Documents, Monies, etc. Held by Subscription Receipt Agent

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement shall be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under Section 4.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a Province thereof, at the rate of interest (if any) then current on similar deposits or, with the consent of the Company, may be:

(a)	deposited in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a Province thereof; or

(b)	invested in short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or any Canadian chartered bank provided that such obligation is rated at least R1 (high) by DBRS or an equivalent rating service. The maturity period of any such investment shall be selected to facilitate any payments expected to be made under this Agreement. All interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments shall belong to the Receiptholders, except as otherwise specified in this Agreement.

10.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

10.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the provisions hereof.

10.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)	the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b)	nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof; and

(d)	the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of the Company or any directors, officers, employees, agents or servants of the Company.

Without limiting any protection or indemnity of the Subscription Receipt Agent under any provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Subscription Receipt Agent and its directors, officers, agents, and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Subscription Receipt Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Subscription Receipt Agent. This provision shall survive the resignation or removal of the Subscription Receipt Agent, or the termination of this Agreement.

10.7	Replacement of Subscription Receipt Agent; Successor by Merger

(a)

The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 10.7, by giving to the Company not less than thirty (30) days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Receiptholders by extraordinary resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Lead Underwriters shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Receiptholders; failing such appointment by the Lead Underwriters, the retiring Subscription Receipt Agent or any Receiptholder may apply to the Court of Queen’s Bench of Alberta on such notice as such justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Lead Underwriters or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta. On any such appointment, the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Company or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor Subscription Receipt Agent, the Company shall promptly notify the Receiptholders thereof in the manner provided for in Article 11.

(c)	Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the transfer agency business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Subscription Receipt Agent under Subsection 10.7(a).

(d)	Any Subscription Receipt Certificates certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the successor Subscription Receipt Agent in the name of the predecessor or successor Subscription Receipt Agent.

10.8	Conflict of Interest

(a)	The Subscription Receipt Agent represents to the Company and the Lead Underwriters, that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Subscription Receipt Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor Subscription Receipt Agent approved by the Company and meeting the requirements set forth in Subsection 10.7(a). Notwithstanding the foregoing provisions of this Subsection 10.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)	Subject to Subsection 10.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any affiliated entity of the Company without being liable to account for any profit made thereby.

10.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as Subscription Receipt Agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

10.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

10.11	Third Party Interests

Each of the Company and the Lead Underwriters hereby represents to the Subscription Receipt Agent that any accounts to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement for or to the credit of such party, is not intended to be used by or on behalf of any third party other than expressly provided in this Agreement.

10.12	Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, none of the parties shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Subscription Receipt Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Subscription Receipt Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Subscription Receipt Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the Company and the Lead Underwriters or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the United States of America for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

10.13	Anti-Money Laundering

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days prior written notice sent to the other parties to this Agreement provided that (i) the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction, acting reasonably, within such 10 day period, then such resignation shall not be effective.

ARTICLE 11

GENERAL

11.1	Notice to the Company, Subscription Receipt Agent and the Lead Underwriters

(a)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Company, the Lead Underwriters or the Subscription Receipt Agent shall be deemed to be validly given if hand delivered, delivered by mail or courier or if transmitted by e-mail:

(i)	if to the Company:

Stantec Inc.
Suite 200, 10160 – 112th Street N.W.
Edmonton, Alberta TK5 2L6

Attention:	Dan Lefaivre
E-mail:	dan.lefaivre@stantec.com

With a copy to:

Dentons Canada LLP
Bankers Court, 15th Floor
850 – 2nd Street S.W.
Calgary, Alberta T2P 0R8

Attention:	Keith Inman
Email:	keith.inman@dentons.com

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West

Suite 3100, P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:	Adam Givertz
E-mail:	agirvetz@paulweiss.com

(ii)	if to the Lead Underwriters:

CIBC World Markets Inc.
Brookfield Place
161 Bay Street, 6th Floor
Toronto, Ontario M5J 2S8

Attention:	Richard Finkelstein
E-mail:	richard.finkelstein@cibc.ca

RBC Dominion Securities Inc.
200 Bay Street, 4th Floor, South Tower
Toronto, Ontario M5J 2W7

Attention:	Steve Michell
E-mail:	steve.michell@rbccm.com

With a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:	David Weinberger
E-mail:	dweinberger@stikeman.com

and to:

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5

Attention:	Christopher Morgan
E-mail:	cwmorgan@skadden.com

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention:	Manager, Corporate Trust
E-mail:	corporatetrust.calgary@computershare.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the second Business Day following the date of mailing or, if e-mailed (with confirmation of receipt), provided that a copy is mailed by registered mail with return receipt requested, on the day of sending or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)	The Company, the Lead Underwriters or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Subsection 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company, the Lead Underwriters or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

11.2	Notice to Receiptholders

(a)	Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice.

(b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

11.3	Ownership and Transfer of Subscription Receipts

The Company and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Sections 2.14, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Company and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Company or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Company and the Subscription Receipt Agent for the same and neither the Company nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Company or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4	Evidence of Ownership

(a)	Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Company and the Subscription Receipt Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)	The Company and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.

11.5	Release and Discharge of Agreement

Upon the earlier of:

(a)	the issuance and delivery of the Settlement Number of Common Shares to holders of Subscription Receipts and payment of all monies required as provided in Section 3.3 together with the release of all funds as provided in Section 3.2; or

(b)	the payment of all monies required where there is a Termination Event as provided in Section 3.4,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Company and upon delivery to the Subscription Receipt Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Company hereunder shall remain in full force and effect and survive the termination of this Agreement.

11.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

11.7	Subscription Receipts Owned by the Company or its Affiliates Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Company or any affiliated entity of the Company as contemplated in Section 8.16, the Company shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Company setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Company or any affiliated entity of the Company, and the Subscription Receipt Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

11.8	SEC Reporting Issuer Status

The Company confirms that it has either: (a) a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (b) a reporting obligation pursuant to Section 15(d) of the Exchange Act, and has provided the Subscription Receipt Agent with an officer’s certificate (in a form provided by the Subscription Receipt Agent certifying such reporting obligation and other information as requested by the Subscription Receipt Agent. The Company covenants that in the event that any such registration or reporting obligation shall be terminated by the Company in accordance with the Exchange Act, the Company shall promptly notify the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at the time. The Company acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing with the SEC.

11.9	Force Majeure

Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of god, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.10	Tax Reporting

The parties hereto agree that, for tax reporting purposes, all interest or other taxable income earned from the investment of the Escrowed Funds in any tax year shall: (a) to the extent such interest is distributed by the Subscription Receipt Agent to any person or entity pursuant to the terms of this Agreement during such tax year, be allocated to such person or entity, and (b) otherwise be allocated to the Company in the taxation year that it was earned, notwithstanding that no such amount has been distributed.

The Company agrees to provide the Subscription Receipt Agent with its certified tax identification numbers and others forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function.

11.11	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Company and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

11.12	Time of Essence

Time is and shall remain of the essence of this Agreement.

11.13	Governing Law

This Agreement will be governed by and interpreted in accordance with the federal laws of Canada applicable therein. For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta will have jurisdiction to entertain any action arising under this Agreement.

11.14	Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

11.15	English Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Agreement and all documents relating thereto, including the form of Subscription Receipt Certificate attached hereto as Schedule “A”, be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et exigé que le présent contrat et tous les documents s’y rapportant y compris, sans restreindre la portée générale de ce qui précède, le formulaire de certificat de reçu de souscription joint aux présentes à titre d’annexe A, soient rédigés en langue anglaise seulement.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

By the Company:	STANTEC INC.

	By:	(signed) Robert J. Gomes
		Name:	Robert J. Gomes

		Title:	President and Chief Executive Officer

	By:	(signed) Daniel J. Lefaivre
		Name:	Daniel J. Lefaivre

		Title:	Executive Vice President and Chief Financial Officer

[Subscription Receipt Agreement]

By the Lead Underwriters:	CIBC WORLD MARKETS INC.

	By:	(signed) Richard Finkelstein
		Name:	Richard Finkelstein

		Title:	Managing Director

RBC DOMINION SECURITIES INC.

	By:	(signed) Steve Michell
		Name:	Steve Michell

		Title:	Managing Director

[Subscription Receipt Agreement]

By the Subscription Receipt Agent:	COMPUTERSHARE TRUST COMPANY OF CANADA

	By:	(signed) Beatriz Fedozzi
		Name:	Beatriz Fedozzi

		Title:	Corporate Trust Officer

	By:	(signed) Shannon Grover
		Name:	Shannon Grover

		Title:	Corporate Trust Officer

[Subscription Receipt Agreement]

SCHEDULE “A”

This is Schedule “A” to a Subscription Receipt Agreement made as of April 14, 2016 among Stantec Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., as Lead Underwriters, each on their own behalf and on behalf of the other Underwriters, and Computershare Trust Company of Canada, as Subscription Receipt Agent.

[Include the following legend only if applicable Subscription Receipts are being issued in book-entry only form:]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO STANTEC INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

STANTEC INC.

(a body corporate incorporated pursuant to the laws of Canada)

Number: ●	CUSIP/ISIN Number: 85472N117/CA 85472N1179

THIS IS TO CERTIFY THAT [name] (the “holder”) is the registered holder of ● Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt Certificate (this “Certificate”) are issued pursuant to a Subscription Receipt Agreement (“Agreement”) made as of April 14, 2016 among Stantec Inc. (the “Company”), Computershare Trust Company of Canada (the “Subscription Receipt Agent”), CIBC World Markets Inc. and RBC Dominion Securities Inc., on their own behalf and on behalf of the underwriters who are a party to the underwriting agreement providing for the purchase and sale of the Subscription Receipts.

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder:

(a)	if the Release Time occurs on or before the Escrow Release Deadline, to receive, without the payment of any additional consideration or further action on the part of the holder, one Common Share, subject to adjustment; or

(b)	if there is a Termination Event, to receive an amount equal to the full Subscription Price plus such holder’s pro rata share of the Earned Interest and Additional Interest, less applicable withholding taxes, if any, all in the manner and on the terms and conditions set out in the Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary

A-1

thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Agreement and this Certificate, the terms of the Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a Shareholder or entitle such holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

Subject to the consent of the Company, the Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only upon payment of the charges provided for in the Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 4:30 p.m. (Edmonton time) on the earlier to occur of the Release Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of Canada applicable therein.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by a duly authorized representative as of ●.

STANTEC INC.

Name:
Title:

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Subscription Receipt Agent

DATED: , .

Authorized Signatory

TRANSFER FORM

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto:

NAME and ADDRESS in full (please print)

                                          Subscription Receipts of Stantec Inc. represented by this Certificate and irrevocably constitutes and appoints:

as the attorney of the undersigned to transfer such securities on the register of transfers with full power of substitution.

In the event (i) Common Shares have been issued in satisfaction of the Subscription Receipts, or (ii) the holder becomes entitled to receive an amount equal to the Subscription Price plus such holder’s pro rata share of the Earned Interest and Additional Interest, less applicable withholding taxes, if any, each as described in this Certificate and the Agreement, this transfer form shall be effective to transfer the holder’s right, title and entitlement in and to Common Shares issued in satisfaction of the Subscription Receipts or the monies payable from and after the Termination Payment Date, as the case may be.

Dated             ,         .

Signature of Transferor

Signature Guarantee

Note:	Subject to applicable law, the securities may be required to contain a legend which restricts trading in such securities. The signature to any endorsement hereof must correspond with the name as written upon the face of this Certificate in every particular without alteration or any change whatsoever. All endorsements or assignments of this Certificate must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s).

SCHEDULE “B”

This is Schedule “B” to a Subscription Receipt Agreement made as of April 14, 2016 among Stantec Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., as Lead Underwriters, each on their own behalf and on behalf of the other Underwriters, and Computershare Trust Company of Canada, as Subscription Receipt Agent.

IRREVOCABLE DIRECTION

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

CC:	CIBC WORLD MARKETS INC. AND RBC DOMINION SECURITIES INC.

This Irrevocable Direction is being provided pursuant to subparagraph 3.1(a) of the Subscription Receipt Agreement (“Agreement”) made as of April 14, 2016 among Stantec Inc. (the “Company”), Computershare Trust Company of Canada (the “Subscription Receipt Agent”), CIBC World Markets Inc. and RBC Dominion Securities Inc., each on their own behalf and on behalf of the other Underwriters.

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent is hereby irrevocably directed and authorized, in its capacity as registrar and transfer agent of the Common Shares to:

(a)	to release to the Company, the Release Amount;

(b)	issue, forthwith upon its receipt of the Closing Notice, on behalf of the Company, ● Common Shares of the Company in accordance with the provisions of the Subscription Receipt Agreement, which Common Shares shall be issued and delivered as set out in Section 3.3 of the Agreement and shall have the following CUSIP and ISIN numbers 85472N117 / CA85472N1179; and such Common Shares shall be delivered to the Receiptholders through CDS; and

(c)	release to the CIBC World Markets Inc., for the account of the Underwriters, the sum of $●, representing the balance of the Underwriters’ Fee.

DATED at Edmonton, Alberta, this ● day of ●, 2016.

STANTEC INC.

By:
Name:

Title:

B-1

SCHEDULE “C”

This is Schedule “C” to a Subscription Receipt Agreement made as of April 14, 2016 among Stantec Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc., as Lead Underwriters (the “Lead Underwriters”), each on their own behalf and on behalf of the other Underwriters, and Computershare Trust Company of Canada, as Subscription Receipt Agent.

CLOSING NOTICE

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

CC:	CIBC WORLD MARKETS INC. AND RBC DOMINION SECURITIES INC.

This Closing Notice is being provided pursuant to paragraph 3.1(a) of the Subscription Receipt Agreement (“Agreement”) made as of April 14, 2016 among Stantec Inc. (the “Company”), Computershare Trust Company of Canada (the “Subscription Receipt Agent”), CIBC World Markets Inc. and RBC Dominion Securities Inc., each on their own behalf and on behalf of the other Underwriters.

Capitalized terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Receipt Agreement.

The Subscription Receipt Agent and the Lead Underwriters are hereby notified by the Company that the Release Time has occurred, and the undersigned representative of the Company hereby certifies for and on behalf of the Company, and not in his or her personal capacity, that the Escrow Release Condition has been satisfied all in accordance with the provisions of the Subscription Receipt Agreement.

DATED at Edmonton, Alberta, this ● day of ●, 2016.

STANTEC INC.

By:
Name:

Title:

C-1